

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0511

September 20, 2005

Dennis H. Johnston
Placer Del Mar, Ltd.
9422 Canfield Drive
La Habra, CA 90631

> RE: **Placer Del Mar, Ltd.**
> **Registration Statement on Form SB-2**
> **File No. 333-127736**

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary, page</u>

1. Please indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

2. Please clarify here, and elsewhere as appropriate, that there is no assurance of when, if ever, the shares will be quoted on the OTC Bulletin Board.

3. Please disclose the name and location of the mineral claim. Also disclose the nature of your ownership interest in this mineral claim.

Risk Factors, page 4

4. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed would have a material adverse or negative affect on your business, financial condition, and/or results of operations or your business would suffer irreparable harm. Instead, replace this language with specific disclosure of how your business, financial condition, and/or results of operations would be affected.

5. Please add a risk factor discussing the risk to your company from the fact that you only have an option to purchase the mineral claim.

Selling Shareholders, page 9

6. Please disclose any familial relationships between selling shareholders.

7. Please disclose how you propose to reflect any changes in selling securityholders.

8. Please explain the statement that "the table assumes that the selling shareholders do not sell shares of common stock not being offered through this prospectus and do not purchase additional shares of common stock."

Plan of Distribution, page 12

9. We note the statement that the selling shareholders have not informed the company of how they plan to sell their shares. Item 508 of Regulation S-B requires a brief discussion of the plan of distribution. Please revise accordingly.

10. Please disclose whether or not the selling shareholders have any arrangements or agreements with any broker-dealers or underwriting firms to resell on behalf of the selling shareholders. Any such agreements should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

11. Given the company's current cash position, explain how you intend to pay the expenses related to this offering which, you estimate, total $5,000.

Directors and Executive Officers, page 14

12. Disclose:

- Relevant professional training or technical credentials in the exploration, development and/or operations of metal mines of your sole officer and director, and the names of companies he has worked for, as well as his positions at those companies.
- The approximate percent of his time that the officer worked on affairs of your company this last year.
- Other significant responsibilities that he currently has with other companies.
- If management lack professional or technical credentials related to mineral exploration, mine development or mining, disclose this information.

See Item 401 of Regulation S-B.

13. Describe the business nature of Bomuca, Inc.

14. Revise the disclosure referencing the location of Bomuca, Inc. Currently, disclosure references Tijuana, BC.

Description of Business, page 17

15. Currently the disclosure in this section is too technical and should be revised. Technical terms should be used only when necessary. Also, the glossary of terms should be limited to terms used in the prospectus.

16. We note that the disclosure in this section is taken from the geology report. Industry Guide 7, section (b)(5) calls for a "brief description" of the rock formations and mineralization. An offering document is not meant to be a technical report. There is far too much detailed information in many of these sections for your various properties. A totally rewritten and non-technical summary written at the level of the average investor is needed for your property. Revise as needed.

17. Remove the statement on page 19 that you have "purchased mineral rights." Instead, clarify that you have obtained an option to purchase a mineral claim.

18. Please thoroughly revise your disclosure in this section and throughout your registration statement to clarify the current status of your operations and your proposed business operations. Your current description of your business and the services you provide is vague, difficult to comprehend, and should be substantially revised to clearly describe your company's business in the manner required by Item 101(b) of Regulation S-B. Clearly disclose the business activities you currently engage in and the precise activities your company will, in the future, engage in. We may have further comment after reviewing your revised disclosure.

19. Please file the geologist's consent as an exhibit to the registration statement. The consent should indicate that the geologist consents to the summary of the report disclosed in this subsection and that he consents to being named as an expert in the prospectus.

20. Please file the documents evidencing the claims as exhibits to the registration statement.

21. Please supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. For example, we note reference to "Gastil, et al., 1973."

22. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will now if you have a commercially viable mineral deposit, a reserve, particularly since you appear to only be in an early reconnaissance phase.

23. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

   - The location and means of access to the property,
   - Any conditions that you must meet in order to obtain or retain title to the property.
   - A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
   - A description of the present condition of the property.
   - A description of any work completed on the property.
   - A description of equipment and other infrastructure facilities.
   - The current state of exploration of the property.
   - The total cost of your property incurred to date and planned future costs.
   - The source of power that can be utilized at the property.
   - If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

24. Insert a small-scale map showing the location and access to your property. This map should locate your property in relation to a political boundary such as a country, state or province. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

25. Clarify whether or not Mr. Jorge Alberto Almarez had or has any relationship or affiliation with the company or its management. Also, disclose whether Mr. Almarez has optioned his interests in mining claims to other companies who have similarly sought to register either a transaction under the Securities Act of 1933 or a class of securities under the Exchange Act and who have, subsequent to effectiveness, become subject to the reporting requirements of Exchange Act.

26. Please disclose the material terms of the mineral rights option agreement, explaining the steps required to purchase the mineral right. Also, please explain the reference to "share issuances" and "minimum cumulative expenditures and assessment work in accordance with paragraph 5.1 within the time periods specified therein" in paragraph 8.1 of exhibit 10.1. Please file this exhibit in its entirety, as it appears paragraph 5 was not filed in its entirety. Also, all schedules, attachments and exhibits to exhibit 10.1 should be filed.

Compliance with Government Regulation, page 29

27. Discuss the anticipated costs of compliance with government regulations. If there are annual payments to be made to maintain the mineral claim with the government, please disclose. Also, disclose the source of funds for such compliance. Do not limit your discussion to the initial phases of exploration.

Plan of Operation, page 31

28. Please provide an anticipated budget and disclose the source of financing for the company's budget. Also, please disclose the impact on the company's operations should it not be able to fund the activities identified in the company's exploration phase. Will operations cease? If so, disclose management's intention for Placer Del Mar, Ltd. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company's registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports? If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?

29. Update the company's cash balance as of the most recent practicable date.

30. Please provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to achieve your company's objectives. We may have additional comment after reviewing your revised disclosure.

31. Disclose your exploration plans for your property. Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect. If there is a phased program planned, briefly outline all phases. If you have no current plans to conduct any exploration on your property, so disclose. Disclose how the exploration program will be funded.

32. Please describe the first stage of your exploration program in greater detail. For instance, describe Mr. Bravo's involvement in the initial stage.

33. Please revise your disclosure to discuss your cash requirements over the next twelve months and whether additional funding will be required in accordance with Item 303(a) of Regulation S-B.

34. In view of your liquidity position, the offering expenses payable and the lack of any other committed source of funding, it appears to us that you do not have sufficient cash to pay for initial exploration program. Please correct your disclosure here and elsewhere in the registration statement to clarify or explain to us why you believe that you have sufficient funds to conduct initial exploration.

35. Please disclose how the company intends to pay for professional fees, which it estimates to be approximately $15,000. Given that there are no assurances that the company will successfully complete subsequent rounds of equity financing through the sale of its common stock, disclose the alternatives that management currently has in place to continue with its proposed operations in the event that it is not able to raise the necessary capital. If operations will cease, so disclose.

36. We note that you may obtain short-term loans from your directors. Please disclose how much management will be willing to loan the company in order to sustain operations. Also, please disclose the terms under which management will loan cash to the company.

Certain Relationships and Related Transactions, page 33

37. Please include in this section the loan from your sole officer and director.

38. Please provide the disclosure required by Item 404(d) of Regulation S-B.

Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters, page 33

39. Please provide the disclosure required by Item 201(a)(2) of Regulation S-B.

Executive Compensation, page 33

40. It would appear that the $500 per month Mr. Bravo receives would be compensation under Item 402 of Regulation S-B. Please revise this section and the table accordingly.

Financial Statements

General

41. Please note that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with FASB Statement No. 7. This is because the term, "development stage" as defined in Industry Guide 7 applies only to companies with established commercially minable deposits (reserves) for extraction, which are not in the production stage. Refer to Securities Act Industry Guide 7, paragraph (a) and revise the financial statement head notes and notes to the financial statements to disclose that the Company is in the exploration stage. Please direct your independent accountant to revise their audit report accordingly.

42. It appears that the primary economic environment of your operations will be in Mexico. Please disclose the reporting currency on the face of the financial statements, and disclose the functional currency and reporting currency, if different, in a note and describe briefly how you apply SFAS 52.

Statement of operations, F-3

43. It is not clear how you determined your weighted averaged number of common shares outstanding at June 30, 2005. Please provide your computation, and revise if necessary.

Statements of cash flows, F-5

44. It appears to us that the loan proceeds from the related party should be presented as a financing activity. Refer to SFAS 95, and revise accordingly.

Notes to Financial Statements

Note 2 - Summary of significant accounting policies, F-6

45. Please revise to include a description of the nature of the exploration stage activities in which the enterprise is engaged as required by SFAS 7.

Note 8- Mineral property, F-8

46. The recoverability of capitalized acquisition costs of mining claims and exploration costs are presumed to be insupportable under FASB Statement No. 144 prior to determining

the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for mining companies in the exploration stage. Accordingly, it would appear that the financial statements need to be revised to expense the capitalized costs of acquiring the mining rights in Placer Del Mar Claim and related exploration costs (geological services) incurred. Please revise the financial statements accordingly, include the accounting policy and also provide the disclosures required by paragraph 37 of APB 20. In addition, there should be prominent disclosure on the face of the financial statements, indicating that they have been restated. Your independent accountant would also need to revise the audit report to refer to restatements made to the audited financial statements and update, or dual-date, the audit report as contemplated by Section 561 of the Codification of Statements on Auditing Standards.

General

47. Please provide a current accountant's consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Part II – Information Not Required in Prospectus

Exhibits
Exhibit 5.1

48. Please explain the basis for the statement that "as to certain matters of fact relating to this opinion, I have relied upon the accuracy and truthfulness of certificates of officers of the company and on certificates of public officials and have made such investigations of law as I have believed necessary and relevant" or remove.

49. The shares being registered for resale are currently outstanding. Please revise the legality opinion to indicate whether they are currently validly issued fully-paid and non-assessable.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

Pamela Howell

for John Reynolds
Assistant Director
Office of Emerging Growth Companies